UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001- 41500

INTCHAINS GROUP LIMITED

(Exact name of registrant as specified in its charter)

c/o Building 16, Lane 999, Xinyuan South Road,

Lin-Gang Special Area,

Pudong, Shanghai, 201306

People’s Republic of China

+86 021 58961080

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Changes in Company’s Certifying Accountant.

(a) Dismissal of Independent Registered Public Accounting Firm

On January 3, 2025, the Audit Committee of Intchains Group Limited (Nasdaq: ICG). (the “Company”) dismissed Forvis Mazars, LLP (“Forvis Mazars”) as the Company’s independent registered public accounting firm.

From June 1, 2024 through January 3, 2025, the period during which Forvis Mazars was engaged as the Company’s independent registered public accounting firm, there were no disagreements with Forvis Mazars on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Forvis Mazars, would have caused Forvis Mazars to make reference to the subject matter of the disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F in connection with any reports it would have issued, and there were no “reportable events” as such term is described in Item 16F(a)(1)(v) of Form 20-F. Forvis Mazars did not issue any reports on the Company’s financial consolidated statements during the period which Forvis Mazars was engaged as the Company’s independent registered public accounting firm.

The Company has provided Forvis Mazars with a copy of the foregoing disclosure, and requested that Forvis Mazars furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. A copy of the letter from Forvis Mazars addressed to the Securities and Exchange Commission dated as of January 3, 2025, is filed as Exhibit 99.1 to this current report on Form 6-K.

(b) Engagement of New Independent Registered Public Accounting Firm

On January 3, 2025, the Company’s Audit Committee approved, and the Company’s Board of Directors (the “Board”) ratified, the engagement of MaloneBailey, LLP (the “New Auditor”), and appointed the New Auditor as the Company’s independent registered public accounting firm as of January 3, 2025. During the past two fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through January 3, 2025, neither the Company nor anyone on the Company’s behalf consulted with the New Auditor with respect to either (i)(a) the application of accounting principles to a specified transaction, either completed or proposed, or (b) the type of audit opinion that might be rendered on financial statements, and no written report nor oral advice was provided to the Company that the New Auditor concluded was an important factor that the Company consider in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter of Forvis Mazars, LLP to the Securities and Exchange Commission dated January 3, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTCHAINS GROUP LIMITED

Date: January 3, 2025	By:	/s/ Qiang Ding
	Name:	Qiang Ding
	Title:	Chairman and Chief Executive Officer